SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D. C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF

THE SECURITIES EXCHANGE ACT OF 1934

Dated September 22, 2005

Commission File Number: 0-31376

MILLEA HOLDINGS, INC.

(Translation of Registrant’s name into English)

Tokyo Kaijo Nichido Building Shinkan, 2-1, Marunouchi 1-chome, Chiyoda-ku,

Tokyo 100-0005, Japan

(Address of principal executive offices)

Indicate by check mark whether the Registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F  ☒        Form 40-F  ☐

Indicate by check mark whether the Registrant by furnishing

the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  ☐        No  ☒

Table of Documents Submitted

Item
1.	Revised forecast of non-consolidated business results under Japanese GAAP for the six months ending September 30, 2005 and for the year ending March 31, 2006.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

KABUSHIKI KAISHA MILLEA HOLDINGS
(Millea Holdings, Inc.)

September 22, 2005	By:	/s/ TAKASHI ITO
Takashi Ito
General Manager,
Corporate Legal Department

Item 1

(English translation)

September 22, 2005

Millea Holdings, Inc. President: Kunio Ishihara TSE code number: 8766

Revised forecast of non-consolidated business results under Japanese GAAP for the six months ending September 30, 2005 and for the year ending March 31, 2006

Millea Holdings, Inc. (the “Company”) hereby announces that it has revised the original forecast of non-consolidated business results for the six months ending September 30, 2005 and for the year ending March 31, 2006 (from April 1, 2005 to March 31, 2006) as follows.

1. Revised forecast of non-consolidated business results of the Company for the six months ending September 30, 2005

(Unit: Million yen, %)

	Ordinary income	Ordinary profit	Net income
Original forecast (A) (*1)	29,000	27,500	27,500
Revised forecast (B)	137,500	136,000	136,000
Difference (B)-(A)	108,500	108,500	108,500
Rate of increase/decrease	374.1%	394.5%	394.5%
(Reference) Actual results for the six months ended September 30, 2004	91,514	90,317	89,923

(*1)	Announced on May 27, 2005.

2. Revised forecast of non-consolidated business results of the Company for the year ending March 31, 2006

(Unit: Million yen, %)

	Ordinary income	Ordinary profit	Net income
Original forecast (A) (*1)	30,500	27,500	27,500
Revised forecast (B)	139,000	136,000	136,000
Difference (B)-(A)	108,500	108,500	108,500
Rate of increase/decrease	355.7%	394.5%	394.5%
(Reference) Actual results for the year ended March 31, 2005	113,490	111,270	110,585

(*1)	Announced on May 27, 2005.

3. Reasons for the revisions

The revisions are primarily due to the increase in the amount of dividends the Company will be receiving from its subsidiaries, and such amount is expected to be pooled for new investment opportunities and additional investments in existing businesses.

The forecast of consolidated business results for the six months ending September 30, 2005 and for the year ending March 31, 2006 has not been revised.

For further information, please contact:

Toshihiko Aizawa

Group Leader

Corporate Communications and Investor Relations Group

Corporate Planning Dept.

Phone: 03-6212-3341

Noriaki Tashimo

Group Leader

Corporate Accounting Dept.

Phone: 03-6212-3344